FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 4th June, 2003	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces that its 23,187,099 new common registered shares, of a nominal value of € 4.50 each, that derived from the Bank’s Share Capital increase due to capitalization of reserves with the distribution of bonus shares at a ratio of one to ten, pursuant to the resolution of the Ordinary General Meeting of the Bank’s Shareholders of 9 May 2003, shall be traded on the Athens Stock Exchange as from Monday, 9 June 2003.

It is reminded that those entitled to the bonus shares are the Bank’s Shareholders as at the end of the Athens Stock Exchange session of 30 May 2003.

The said Share Capital increase was ratified by virtue of Ministry of Development Decision under Prot. No K2 5653/23.5.2003. Furthermore, admission to trading of the Bank’s 23,187,099 new common registered shares was approved by the Board of Directors of the Athens Stock Exchange at its meeting of 29 May 2003.

The new shares shall be released to the beneficiary shareholders in dematerialized form and credited to their accounts via the Central Securities Depository S.A. on 9 June 2003.

For any further information, please call +30 210.33.43.411 – 33.43.412.

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Following the Bank’s announcement regarding the distribution of bonus shares, the Bank further announces that in consequence of its new common registered shares, 115,935,495 American Depository Receipts (ADRs) each representing one fifth of a common registered share in the Bank will be issued and it is expected that those ADRs will be admitted to the official list of the UK Listing Authority and to trading on the London Stock Exchange on 9 June 2003.

Athens, 4 June 2003